Exhibit 21.1

Entity Name	Jurisdiction of Incorporation or Organization
Nautilus Acquisition Holdings, Inc.	Delaware
National Vision, Inc. (dba Eyeglass World, America’s Best Contacts and Eyeglasses, Vision Center and Vista Optical)	Georgia
Arlington Contact Lens Service, Inc. (dba AC Lens)	Ohio
NVAL Healthcare Systems, Inc.	Georgia
FirstSight Vision Services, Inc. (dba FirstSight)	California
Vision Administrators, Inc.	California
International Vision Associates, Ltd.	Georgia
Opti-Vision Finance Services, LLC	Delaware
VC IV, LLC	Georgia
Czech Vision Associates, s.r.o.	Czech Republic
Slovak Vision Associates, s.r.o.	Slovakia